[SunTrust Letterhead]

February 20, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Hugh West

Re:

SunTrust Banks, Inc. (the “Company”) (File No. 01-8918)

Form 10-K for the year ended December 31, 2007

Form 10-Q for the quarter ended March 31, 2008

Form 10-Q for the quarter ended June 30, 2008

Form 10-Q for the quarter ended September 30, 2008

Mr. West:

Thank you for the opportunity to have a thorough discussion on February 17, 2009 regarding our approach to evaluating the carrying value of our goodwill in 2007 and 2008. We acknowledge that this evaluation encompasses numerous facts and circumstances and should include company-specific factors and considerations. We are also supportive of providing transparent disclosures in this area of accounting given the high degree of judgment and use of estimates. Below are amended draft disclosures that we propose including in our 2008 Form 10-K that we believe provide relevant information necessary to evaluate the Company’s accounting for its goodwill. We believe these disclosures are responsive to the comments and questions shared by the Securities and Exchange Commission staff during our phone conversation. Please provide any additional feedback so that we can continue towards a timely filing of our Form 10-K.

2008 Form 10-K Draft Disclosures

Critical Accounting Policies

We review the goodwill of each reporting unit for impairment on an annual basis, or more often, if events or circumstances indicate that it is more likely than not that the fair value of the reporting unit is below the carrying value of its equity. In 2008, the Company’s reporting units were comprised of Retail, Commercial, Commercial Real Estate, Mortgage, Corporate and Investment Banking, Wealth and Investment Management, and Affordable Housing.

Valuation Techniques

In determining the fair value of our reporting units, we primarily use discounted cash flow analyses, which require assumptions about short and long-term net cash flow growth rates for each reporting unit, as well as discount rates. In addition, in 2008, we also applied guideline company and guideline transaction information, where available, to aid in the valuation of certain reporting units. The guideline information was based on publicly available information. A valuation multiple was selected based on a financial benchmarking analysis that compared the reporting unit’s benchmark result with the guideline information. In addition to these financial considerations, qualitative factors such as asset quality, growth opportunities, and overall risk were considered in the ultimate selection of the multiple used to estimate a value on a minority basis. A control premium of 30% was applied to the minority basis value to arrive at the reporting unit’s estimated fair value on a controlling basis. The values separately derived from each valuation technique (i.e., discounted cash flow, guideline company, and guideline transaction) were used to develop an overall estimate of a reporting unit’s fair value. Generally, the discounted cash flow analysis was weighted 60% and the market based approaches were weighted 40% in the final estimated value. The selection and weighting of the various fair value techniques may result in a higher or lower fair value. Judgment is applied in determining the weightings that are most representative of fair value.

Hugh West

Securities and Exchange Commission

February 20, 2009

Growth Assumptions

Multi-year financial forecasts were developed for each reporting unit by considering several key business drivers such as new business initiatives, client service and retention standards, market share changes, anticipated loan and deposit growth, forward interest rates, historical performance, and industry and economic trends, among other considerations. The long-term growth rate used in determining the terminal value of each reporting unit was estimated at 4% in 2008 based on management’s assessment of the minimum expected terminal growth rate of each reporting unit, as well as broader economic considerations such as GDP and inflation. The sum of the reporting unit cash flow projections was compared to the Company’s market capitalization, on a control adjusted basis, in a discounted cash flow framework to calculate an overall implied internal rate of return for the Company. In connection with the 2008 annual goodwill impairment evaluation, the implied internal rate of return was 11%. This implied internal rate of return served as a baseline for estimating the specific discount rate for each reporting unit.

Discount Rate Assumptions

Discount rates are estimated based on the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk premium, beta, and in some cases, unsystematic risk and size premium adjustments specific to a particular reporting unit. The discount rates are also calibrated based on the assessment of the risks related to the projected cash flows of each reporting unit. For the 2008 annual goodwill impairment evaluation, the discount rates used to develop the estimated fair value of the reporting units ranged from 10% to 14%.

Estimated Fair Value and Sensitivities

The estimated fair value of each reporting unit is derived from the valuation techniques described above, incorporating the related projections and assumptions. As of September 30, 2008, the estimated fair value of each reporting unit exceeded its carrying value. The estimated fair value of the reporting units is analyzed in relation to numerous market and historical factors, including current economic and market conditions, recent, historical, and implied stock price volatility, marketplace dynamics such as level of short selling, company-specific growth opportunities, and an implied control premium. The implied control premium is determined by comparing the aggregate fair value of the reporting units to our market capitalization, measured over a reasonable period of time. We compared the aggregate fair values of the reporting units as of September 30, 2008 and 2007 to our market capitalization and derived an implied control premium of approximately 60% and 40%, respectively. The implied control premium was calculated using an average market capitalization based on five days before and after September 30, 2008 and 2007. We assessed the reasonableness of the implied control premium in relation to the market and historical factors previously mentioned, as well as recognizing that the size of the implied control premium is not, independently, a determinative measure to assess the estimated fair values of the reporting units. In the current unprecedented market environment, the size of the implied control premium can vary significantly based on the economic and market conditions which may cause increased volatility in a company’s stock price, resulting in a temporary decline in market capitalization; however, current market capitalization may not be an accurate indication of a market participant’s estimate of entity-specific value measured over a more reasonable period of time.

Hugh West

Securities and Exchange Commission

February 20, 2009

The estimated fair value of the reporting unit is highly sensitive to changes in these projections and assumptions; therefore, in some instances minor changes in these assumptions could impact whether the fair value of a reporting unit is greater than its carrying value. For example, a 100 basis point increase in the discount rate and/or 20% decline in the cumulative cash flow projections of a reporting unit could cause the fair value of certain reporting units to be below its carrying value. We perform sensitivity analyses around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values. Ultimately, future potential changes in these assumptions may impact the estimated fair value of a reporting unit and cause the fair value of the reporting unit to be below its carrying value.

An indication of possible impairment occurs when the estimated fair value of the reporting unit is below the carrying value of its equity. In the case of our fourth quarter of 2008 updated goodwill impairment evaluation, we determined that it was possible that the fair value of the Mortgage, Commercial Real Estate, and Corporate and Investment Banking reporting units was less than their respective carrying values as of December 31, 2008, due, in large part, to their exposure to residential real estate and capital markets, as well as the continued deterioration in the economy during the fourth quarter of 2008. In those situations where the carrying value of equity exceeds the estimated fair value, an additional goodwill impairment evaluation is performed which involves calculating the implied fair value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as goodwill is recognized in a business combination. The fair value of the reporting unit’s assets and liabilities, including previously unrecognized intangible assets, is individually determined. Significant judgment and estimates are involved in estimating the fair value of the assets and liabilities of the reporting unit. The excess fair value of the reporting unit over the fair value of the reporting unit’s net assets is the implied goodwill.

The value of the implied goodwill is highly sensitive to the estimated fair value of the reporting unit’s net assets. The fair value of the reporting unit’s net assets is estimated using a variety of valuation techniques including the following:

•	recent data observed in the market, including similar assets
•	cash flow modeling based on projected cash flows and market discount rates
•	market indices
•	estimated net realizable value of the underlying collateral
•	price indications from independent third parties

Observable market information is utilized to the extent available and relevant. The estimated fair values reflect management’s assumptions regarding how a market participant would value the net assets and includes appropriate credit, liquidity, and market risk premiums that are indicative of the current environment. Currently, estimated liquidity and market risk premiums on certain loan categories ranged from 5% to 20% due to the distressed nature of the market; however, those values may not be indicative of the ultimate economic value of those assets. For example, the fair value of the loans based on estimated future cash flows discounted at new origination rates for loans with similar terms and credit quality, (i.e. discount rates exclusive of the market risk premium and liquidity discount) derives an estimated fair value that approximates 95% of the loans’ carrying value.

Hugh West

Securities and Exchange Commission

February 20, 2009

If the implied fair value of the goodwill for the reporting unit exceeds the carrying value of the goodwill for the respective reporting unit, no goodwill impairment is recorded. Changes in the estimated fair value of the individual assets and liabilities may result in a different amount of implied goodwill, and ultimately the amount of goodwill impairment, if any. Sensitivity analysis is performed to assess the potential ranges of implied goodwill. In the case of separately estimating the implied goodwill for our Mortgage, Commercial Real Estate, and Corporate and Investment Banking reporting units, the fair value of the reporting unit’s assets and liabilities was estimated to be a net liability as of December 31, 2008, which caused the implied fair value of the reporting unit’s goodwill to exceed its carrying value, resulting in no goodwill impairment. The size of the implied goodwill was significantly affected by the estimated fair value of the loans pertaining to these reporting units. The fair value estimate of these loan portfolios ranged from approximately 75% to 90%. The estimated fair value of these loan portfolios is based on an exit price, and the assumptions used are intended to approximate those that a market participant would use in valuing the loans in an orderly transaction, including a market liquidity discount. As previously mentioned, the significant market risk premium that is a consequence of the current distressed market conditions was a significant contributor to the valuation discounts associated with these loans. However, it is possible that future changes in the fair value of the reporting unit’s net assets could result in future goodwill impairment. For example, to the extent that market liquidity returns and the fair value of the individual assets of a reporting unit increases at a faster rate than the fair value of the reporting unit as a whole, that may cause the implied goodwill of a reporting unit to be lower than the carrying value of goodwill, resulting in goodwill impairment.

Footnote to Consolidated Financial Statements

Under U.S. GAAP, goodwill is required to be tested for impairment on an annual basis or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In 2008, the Company’s reporting units were comprised of Retail, Commercial, Commercial Real Estate, Mortgage, Corporate and Investment Banking, Wealth and Investment Management, and Affordable Housing. The Company completed its 2008 annual review based on information that was as of September 30, 2008. The review utilized discounted cash flow analysis, as well as guideline company and guideline transaction information, where available, to estimate the fair value of each reporting unit. The estimates, specific to each reporting unit, that were incorporated in the valuations included projections of future cash flows, discount rates, and applicable valuation multiples based on the guideline information. The assumptions considered the current market conditions in developing short and long-term growth expectations and discount rates. The estimated fair value of each reporting unit as of September 30, 2008 exceeded its respective carrying value; therefore, the Company determined there was no impairment of goodwill as of that date. The degree by which the fair value of the reporting unit exceeded its carrying value varied by reporting unit and ranged between approximately 10% and 300%, with the Mortgage and Commercial Real Estate reporting units having the least amount of excess fair value.

Hugh West

Securities and Exchange Commission

February 20, 2009

As a result of continued deterioration in the economy during the fourth quarter of 2008, the Company determined that it was more likely than not that the fair value of the Mortgage, Commercial Real Estate, and Corporate and Investment Banking reporting units was less than their respective carrying value as of December 31, 2008, due to their exposure to residential real estate and capital markets. As a result, the Company performed the second step of the goodwill impairment evaluation, which involved calculating the implied fair value of the goodwill for those reporting units. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The fair value of the reporting unit’s assets and liabilities, including unrecognized intangible assets, is individually evaluated. The excess of the fair value of the reporting unit over the fair value of the reporting unit’s net assets is the implied fair value of goodwill. The Company estimated the fair value of each reporting unit’s assets and liabilities, including previously unrecognized intangible assets, through a variety of valuation techniques that incorporated interest rates, credit or nonperformance risk, as well as market risk premiums that are indicative of the current economic environment. The estimated values are based on an exit price and reflect management’s expectations regarding how a market participant would value the assets and liabilities. Based on this analysis, the Company determined that the implied fair value of the goodwill for the reporting units evaluated was in excess of the carrying value of the goodwill for those reporting units; therefore, no goodwill impairment was recorded as of December 31, 2008. This evaluation and resulting conclusion was significantly affected by the estimated fair value of the loans pertaining to the reporting units that were evaluated, particularly the market risk premium that is a consequence of the current distressed market conditions.

Please feel free to call the undersigned at (404) 813-1281 or Tom Panther at (404) 588-8585 with any questions or comments regarding our proposed disclosures.

Very truly yours,

/s/Mark A. Chancy
Mark A. Chancy Corporate Executive Vice President and Chief Financial Officer

cc:	Mr. M. Doug Ivester

Audit Committee Chairman

Mr. James M. Wells III

Chairman and Chief Executive Officer

Mr. Raymond D. Fortin

Corporate Executive Vice President and

General Counsel

Mr. Thomas E. Panther

Controller and Chief Accounting Officer

Mr. David W. Leeds

Ernst & Young LLP, Coordinating Partner